April 13, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Katherine Hsu and Ms. Michelle Stasny

Re:	Verizon ABS II LLC
Verizon Master Trust
Registration Statement on Form SF-3
File Nos. 333-253034 and 333-253034-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verizon ABS II LLC (the “Registrant”) hereby requests that the effective date for Registration Statement Nos. 333-253034 and 333-253034-01 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, April 15, 2021, by 5:00 p.m. (EST), or as soon thereafter as practicable.

Please contact Reed Auerbach of Morgan, Lewis & Bockius LLP at 212-309-6200 when the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

VERIZON ABS II LLC

By:   /s/ Scott Krohn
Name:      Scott Krohn
Title:           President